Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated January 18, 2010

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared at www.creditcards.com/credit-card-news/social-networking-social-graphs-credit-1282.php, on January 13, 2010.

                The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

                Statements in the article attached as Exhibit A that are not attributed directly to Mr. Garcia or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Social networking: Your key to easy credit?

Creditors turn to Twitter, Facebook for social demographic info

By Erica Sandberg

You probably don't analyze the chatter or quality of your social media connections, but creditors may be doing just that.

In their quest to identify creditworthy customers, some are tapping into the information you and your friends reveal in the virtual stratosphere. Before calling the privacy police, though, understand how it's really being used.

Data rich discussions

According to Nielsen Online, 67 percent of the global online population uses Facebook, Twitter, Linkedin or a similar social media network to stay in touch with friends, grow their business or just have fun. If you're among them and your settings are turned to "public," who you're talking to and what you're discussing is available to those wanting to sell their wares -- and that includes banks and other credit issuers.

Marketing effort

"It's a marketing trend as opposed to a credit score trend," says Joel Jewitt, vice president of business development of Rapleaf, a San Francisco, Calif., company specializing in social media monitoring. Rapleaf hunts and gathers social networking transmissions, turning the conversations you have in your network into consumer profiles called social graphs. These graphs provide companies with insight into behavior patterns: what you like and dislike, want and don't want, do well and do poorly.

"We use social chatter as a way to bring risk down. It's a wealth of information about a person."

-- Rob Garcia

The Lending Club

Pretty much everything you and your network reveal may be compiled, including status updates, "tweets," joining online clubs, linking a Web site or posting a comment on a blog or news Web site.

"In the past, marketing products to people was primarily done via demographics -- age, sex, location, education, etc.," says Jewitt. "That data isn't always so accurate, though." Demographics have given way to multi-dimensional behavioral targeting that allows creditors to draw conclusions about what type of credit customer you may be. The idea is "like follows like" -- so if your online friends express curiosity about something, so too may you, whether you say so or not.

According to Michael Gorman, vice president of Acxiom, a company that builds and maintains databases creditors use to market products, joining social networks can work to your advantage. "A big part of what credit card companies do is make decisions about what to offer different people -- who to send a balance transfer offer to or offer credit protection."

Jesse Torres, president and CEO of Pan American Bank in Los Angeles, agrees that Rapleaf and other online information aggregators fill a need within the banking community. "They're able to scour the social media universe. They are constantly listening and reporting back." By knowing what people are saying, financial institutions can make the most of their marketing dollars, says Torres, and provide consumers with what they want.

Lowering lending risk

Another reason credit issuers are looking to this data is to reduce lending risk. Social graphs allow credit issuers to know if you're connected to a community of great credit customers. Creditors can see if people in your network have accounts with them, and are free to look at how they are handling those accounts.

The presumption is that if those in your network are responsible cardholders, there is a better chance you will be, too. So, if a bank is on the fence about whether to extend you credit, you may become eligible if those in your network are good credit customers.

"It's rotten, it's really not something they should be doing. They may be gaining information from people who are naive and not understanding how their profiles are set. It verges on privacy violation."

-- Linda Sherry

Consumer Action

"Credit card companies have been stung very hard during this downturn, and they're going to work that much harder to avoid extending credit to people with a high level of predictable losses," says Ken Clark, author of "The Complete Idiot's Guide to Boosting Your Financial IQ." "Social graphs can preemptively cut the amount of charge-offs by not giving high-risk people a card. It may translate into hundreds of millions of dollars industry wide."

The Lending Club, a peer-to-peer lender, uses multiple sources of "social information collateral" for its decision-making processes. According to Rob Garcia, senior director of product strategy, the company incorporates social media and network information into its identity verification and fraud detection mechanisms.

"We use social chatter as a way to bring risk down. It's a wealth of information about a person," says Garcia, who gives the example of a Facebook user who posts a home address. "If a person says he lives in a different area than the one on the application, it could be a flag. But if it matches, it greatly increases confidence."

Having a robust online social network can also expedite loan acceptance. "When people have large networks, they get funded two to three times faster than without," says Garcia. Why? "We notice that good credit people invite good credit people; bad invite bad."

To be clear, creditors aren't accessing the credit reports or scores of those in your social network, nor do those friends affect your personal credit rating. Jewitt asserts that the graphs aren't being used to penalize borrowers or to find reasons to reject customers, but quite the opposite: "There is an immediate concern that it's going to affect the ability to get a financial product. But it makes it more likely" that it will work in their favor," says Jewitt.

Privacy concerns

Not everyone in the industry is jumping on the bandwagon. "It's difficult to make a judgment about an individual's credit based on the people around them," says Gregory Meyer, community relations manager for Meriwest Credit Union in San Jose, Calif. Meriwest only assesses credit report and application data to make lending decisions. "[Social media] is a great way to keep up with what my 10-year-old nephew is up to, but it doesn't have a place in the credit process." Still, he does say that business loans may be an exception. "I can see how Facebook would come into play -- it would be useful to look at comments about a person's business, see what the complaints are and how they respond to them."

Linda Sherry, spokeswoman for consumer advocacy organization Consumer Action, accepts that social media data could help with marketing, but doubts its efficacy in risk management. "When you get outside of a personal credit report, it doesn't seem like social graphs would help anyone," says Sherry.

All of this gives way to a lot of worry about how what you make public can be used and who will see it. Jewitt says institutions using Rapleaf's social graphs have made it clear they want to use the data positively.

"The general use of data is the subject of hot debate in Washington."

-- Jules Polonetsky

Future of Privacy Reform

Still, concerns about how a company uses social media information may be justified. What you divulge can have unintended impact. "We've seen this with applicants not getting jobs and employees getting fired for their Facebook and Twitter-based escapades," says Clark, "so we shouldn't imagine this to be any different."

Consumer advocate Sherry, however, says this about personal-though-public conversations being surreptitiously gathered and distributed. "It's rotten. It's really not something they should be doing. They may be gaining information from people who are naive and not understanding how their profiles are set. It verges on privacy violation."

Jules Polonetsky, co-chair and director of Future of Privacy Forum, supports behavioral marketing but considers this is an extreme use of if it. "It's shocking to users. It goes beyond the kind of data use that people feel comfortable with." More, he says, this application of behavioral marketing risks driving legislative action. "The general use of data is the subject of hot debate in Washington. The Federal Trade Commission is examining its view of behavioral data, trying to get to the appropriate rules. The entire future of behavioral marketing use is up in the air and this could upset the apple cart."

What social network users can do

If you're not wild about the prospect of being prospected, take steps to guard your privacy. "I think it is crucial that everyone visit the privacy notices for the sites they use, read them, and change their settings to limit who can see their information," says Clark. "For example, on Facebook, you can change your privacy settings so that only your acknowledged friends can see the vast majority of your information." You can also enable "private filtering" on your browser. Do so and your activity will be entirely out of the Web profiling system.

Scott Stevenson, president and CEO of EliminateIDTheft.com has further tips:

1. Don't accept invitations to your social networking site from people until you check their profiles out first.

2. Be acutely aware of what you write. Don't make public anything you don't want public.

3. Take an annual inventory of all your social networking sites and delete people and information that can potentially damage you in the eyes of a creditor or employer.

While Jewitt is firm that credit issuers are using your online chitchat for marketing purposes only, he agrees that consumers should be cognizant about what they expose online. Ultimately, he says, "The custodian of the information is you."

So while you have the power to opt out of chatting on social media networks entirely, don't forget that one of the beauties of social media is that it allows people and organizations to find you. Go offline or keep your settings totally classified and you reduce that valuable connection benefit.